

August 24, 2010

Melanie Mroz
Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, VA 23113

      Re: **SouthPeak Interactive Corporation**
              Preliminary Revised Information Statement on Schedule 14C
              Filed August 19, 2010
              File No. 000-51869

Dear Ms. Mroz:

We have reviewed your filing and response letter dated August 19, 2010 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 17, 2010.

General

1.   We refer to your response to prior comment 1. It appears that you obtained consents for the action described in your filing from three shareholders who each own less than 10% of your outstanding shares and who are not officers or directors of your company. Accordingly, it appears you may have engaged in a solicitation as defined in Rule 14a-1(l). Please tell us the sequence of events through which these consents were obtained. Alternatively, you may file a preliminary proxy statement on Schedule 14A.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3457.

              Sincerely,

              Maryse Mills-Apenteng
              Special Counsel